UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August, 2021
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated August 18, 2021, announcing preliminary financial results for the quarter ended June 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: August 19, 2021	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q2 2021

SFL Corporation Ltd.

Preliminary Q2 2021 results and quarterly cash dividend of $0.15 per share

Hamilton, Bermuda, August 18, 2021. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended June 30, 2021.

Highlights
•70th consecutive quarterly dividend declared, $0.15 per share
•Operating revenue of approximately $116.8 million, and net profit of $19.5 million in the second quarter
•Received charter hire1 of approximately $141.5 million in the quarter from the Company’s vessels and rigs, including $3.6 million of profit share
•Adjusted EBITDA2 of $89.1 million from consolidated subsidiaries, plus an additional $13.7 million adjusted EBITDA2 from associated companies
•Agreement to acquire two 6,800 TEU container vessels in combination with 6-year charters to Maersk
•Agreement to acquire two 14,000 TEU container vessels on charter to Evergreen through 2023/2024
•Agreement to build two 7,000 CEU LNG dual fuel car carriers in combination with 10 year charters to a leading Asia-based transportation company

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«SFL has successfully committed close to $700 million towards accretive investments so far this year. In the process, we have expanded our relationship with some of our key clients by investing in modern eco-design containerships, and at the same time disposed of older less efficient vessels, demonstrating our commitment to further improve our carbon footprint pursuant to our ESG strategy.

In addition, we are expanding our high quality customer base with long term charters for our four newbuilding dual-fuel 7,000 CEU car carriers, adding more than $400 million in fixed rate time charters from delivery. This clearly demonstrates our ability to identify accretive transactions and reflects our stated commitment to continue building our contracted backlog supporting a long term distribution capacity».

Quarterly Dividend
The Board of Directors has declared a quarterly cash dividend of $0.15 per share. The dividend will be paid on or around September 29, to shareholders on record as of September 15, and the ex-dividend date on the New York Stock Exchange will be September 14, 2021.

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest, amortization and capital payments.

Results for the Quarter ended June 30, 2021
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $116.8 million in the second quarter of 2021, compared to $109.1 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $23.6 million of charter hire which is not defined as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ and revenues from affiliates and a rig owning subsidiary classified as ‘investment in associates’ for accounting purposes.

The net result was impacted by non-recurring and/or non-cash items, including positive mark-to-market effects relating to interest rate swaps and equity investments of $1.7 million, impairment of debt securities of $0.8 million, loss on repurchase of bonds and debt of $0.9 million, a decrease of $0.4 million in credit loss provisions and impairment of a rig of $1.9 million.

Reported net income pursuant to U.S. GAAP for the quarter was $19.5 million, or $0.16 per share.

Business Update
As of June 30, 2021, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 74 wholly or partly owned vessels and newbuildings was approximately $2.7 billion.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may improve our operating results.

Most of SFL’s vessels are employed on time charters where the Company performs technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

Although crew changes having been challenging since the pandemic outbreak, SFL has taken significant measures across its operations to ensure the continued health and safety of its crew onboard vessels. With strong focus and strict routines in place, SFL has not had significant disruptions to any of its operations thus far, but incurred approximately $1 million in extra crew related costs in the second quarter.

SFL is committed to provide investors and other stakeholders with easy access to information on environmental, social and governance (“ESG”) factors. Our regularly published ESG reports, which are available on our website, are prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board (“SASB”). Furthermore, the report has incorporated the principles of the UN Global Compact. For those who are assessing the Company based on the framework of the Global Report Initiative (“GRI”), we have developed a GRI index, also available on our website.

Liners
Following recently announced transactions, SFL will have a liner fleet of 35 wholly or partly owned container vessels and six car carriers, including four dual fuel car carriers under construction. The liner fleet generated approximately $75.3 million in gross charter hire in the second quarter, including $2.4 million of profit share from fuel savings. Of the total gross charter hire, approximately 95% was derived from vessels on long term charters and the remaining was derived from vessels on short term charters.
3 Fixed rate backlog as per June 30, 2021 includes fully owned vessels and 100% of four partially owned 19,000 TEU container vessels, which SFL also manages. The backlog excludes rigs, charterers’ extension options and purchase options (if applicable).

According to industry sources, the container shipping market continues to see extraordinary conditions with strong recovery in container volumes along with port congestion and logistical issues. During the quarter containership charter rates experienced record high levels, with near term outlook remaining positive.

As of June 30, 2021, including recently announced transactions, the estimated fixed rate charter backlog3 from the wholly and partly owned liner fleet was approximately $2.2 billion, with an average remaining charter term of approximately 4.7 years or 7.5 years if weighted by charter hire.

In April, the Company entered into an agreement with the Volkswagen Group to build and charter out two newbuild dual-fuel 7,000 CEU car carriers designed to use liquefied natural gas (“LNG”). The charter period is 10 years from delivery in 2023, and until the new vessels are delivered, Volkswagen Group will charter our two existing car carriers SFL Composer and SFL Conductor. The transaction is estimated to add more than $200 million to the fixed-rate charter backlog.

Subsequent to quarter end, the Company entered into an agreement to acquire two modern 6,800 TEU container vessels in combination with long term time charters to Maersk. The charters will run for a period of 6 years, and there are purchase options with profit split at the end of year five and six of the charter period. The vessels are expected to be delivered in the third quarter, and the fixed rate charter backlog will increase by more than $160 million.

Additionally, the Company has entered into an agreement to acquire two modern 14,000 TEU container vessels in combination with charters to Evergreen. The new vessels are employed on time charters until 2023 and 2024, respectively, and will be available for new charter opportunities thereafter. The vessels are expected to be delivered in the third quarter, and the fixed rate charter backlog will increase by more than $80 million. We expect to initiate discussions for new charters well in advance of expiry of the existing charters.

Moreover, the Company entered into an agreement with a major Asia-based transportation company to build and charter out two newbuild dual-fuel 7,000 CEU car carriers designed to use LNG. The charter period is 10 years from delivery in 2024. The transaction is estimated to add more than $200 million to the fixed-rate charter backlog.

Finally, the charterer of 18 vintage feeder container vessels has exercised its purchase options of the vessels with delivery expected in the third quarter. Net cash proceeds after repayment of associated debt is estimated to be approximately $40 million. The Company does not expect any material accounting impact arising from the transaction.

Tankers
SFL has nine crude oil, product and chemical tankers, with the majority employed on long term charters. The vessels generated approximately $14.6 million in gross charter hire in the second quarter.

SFL has two Suezmax tankers trading in the spot market, and the net charter hire from these vessels was approximately $1.8 million in the second quarter, compared to approximately $2.5 million in the first quarter.

Tankers trading in the spot market experienced weaker results compared to the previous quarter, following continued oil production supply cuts as a result of low global oil demand. Tanker vessel values have however continued to strengthen through the quarter.

Dry Bulk
The Company owns 22 dry bulk carriers. 12 vessels are employed on long term charters, and the other ten are trading in the short term market. SFL generated approximately $39.4 million in gross charter hire from the dry bulk fleet in the second quarter, including $1.2 million of profit share.

During the second quarter, freight rates generally increased as demand for transportation increased along with port congestions absorbing vessel capacity. This has continued into the third quarter. The Company has ten dry bulk vessels ranging between 32,000 and 57,000 dwt, employed in the spot and short term market. These vessels generated approximately $14.9 million in net charter hire during the second quarter, compared to approximately $9.8 million in the previous quarter.

Offshore
SFL owns two drilling rigs which are chartered out to subsidiaries of Seadrill on bareboat terms. In the second quarter, the Company received charter hire of approximately $12.2 million on the rigs.

In February 2021, Seadrill and most of its subsidiaries filed Chapter 11 cases in the Southern District of Texas. SFL and certain of its subsidiaries have entered into court approved interim agreements with Seadrill relating to West Linus and West Hercules, allowing for the uninterrupted performance of sub-charters to oil majors while the Chapter 11 process is ongoing.

Subsequent to quarter end, the Company entered into an amendment to its existing charter agreement relating to West Hercules. Under the amendment agreement with Seadrill, the West Hercules is contracted to be employed with an oil major until the second half of 2022, and thereafter redelivered to SFL in Norway.

Pursuant to the amendment agreement, SFL has agreed to receive bareboat hire of (i) approximately $64,700 per day until Seadrill emerges from Chapter 11 and its plan is confirmed by the court and (ii) thereafter approximately $60,000 per day while the rig is employed under a contract and generating revenues for Seadrill and approximately $40,000 in all other modes, including when the rig is idle. Seadrill is expected to seek bankruptcy court approval of the amendment agreement on or before September 2, 2021, which is a condition precedent to the effectiveness to the amendment agreement.

SFL’s limited corporate guarantee of the outstanding debt in the rig owning subsidiary will remain unchanged at $83 million.

While no assurances can be provided with regards to the outcome of Seadrill’s Chapter 11 process, the amendment agreement, or Seadrill’s plan support agreement, SFL continues to have constructive dialogue with Seadrill regarding the rig West Linus, which is on a sub-charter to an oil major in the North Sea until the end of 2028.

Financing and Capital Expenditure
As of June 30, 2021, SFL had approximately $372 million of cash and cash equivalents, and the Company had marketable securities of approximately $23 million, based on market prices at the end of the quarter.

In April, the Company successfully placed $150 million in senior unsecured sustainability-linked bonds due 12 May 2026. The bond will pay a coupon of 7.25% per annum, and net proceeds will be used to refinance existing debt and for general corporate purposes.

The Company has remaining capital expenditures of approximately $670 million relating to recent acquisitions. To part finance these transactions and have the capacity for additional investments, the Company issued approximately 10 million new shares of common stock through its At-the-Market and dividend reinvestment program in the second quarter for net proceeds of approximately $87 million. The remaining investment amounts are expected to be funded with senior debt, and there are no immediate plans to raise more equity.

Strategy and Outlook
Management is committed to continuing the conservative profile of the Company by chartering out the majority of our assets on long term charters to operators with a strong financial and competitive position in their respective shipping and transportation markets. Our diversified and extensive charter portfolio provides the Company with a strong business platform, and the recent asset acquisitions and financing transactions are indicative of SFL’s position in the market.

The Company is well positioned for further growth and we expect to develop new attractive opportunities going forward. We believe the combination of a challenging banking market for many players and attractive asset prices will create significant opportunities for SFL in finding investment opportunities.

We are also pleased to demonstrate our commitment to investments in assets with a lower carbon foot-print through the recent orders of four dual-fuel car carriers in combination with long term charters.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short and long term.

Additionally, another 28 container vessels and three VLCCs were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the wholly owned subsidiary owning the drilling rig West Hercules and the partly-owned affiliates owning four container vessels are accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates are not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates are recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

Following the implementation of the new Current Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, including several of SFL’s leases, a calculation of a credit loss provision based on historical experience, current conditions, and reasonable supportable forecasts is required to be carried out each quarter and recorded on the balance sheet, with the corresponding change in the provision being recorded on the income statement. At the end of the second quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of $7.4 million.

Non-U.S. GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of its charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including the restructuring of Seadrill Limited, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including any changes to energy and environmental policies and changes attendant to trade conflicts, potential disruption of shipping routes due to accidents or political events, the length and severity of the ongoing coronavirus outbreak and its impact on the demand for commercial seaborne transportation and the condition of the financial markets and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 18, 2021

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
SECOND QUARTER 2021 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun 30,	Mar 31,	2020
except per share data)	2021	2021	(audited)
Charter revenues: operating lease	106,965	96,532	370,359
Charter revenues: sales-type, direct financing and leaseback assets (excluding charter hire treated as Repayments)(1)	6,188	9,976	78,119
Profit share income	3,609	2,620	22,569
Total operating revenues	116,762	109,128	471,047
Gain/(loss) on sale of assets and termination of charters	—	—	2,250

Vessel operating expenses	(35,511)	(36,367)	(155,643)
Administrative expenses	(4,256)	(2,191)	(11,400)
Depreciation	(31,887)	(28,505)	(111,279)
Vessel impairment charge	(1,927)	—	(333,149)
Total operating expenses	(73,581)	(67,063)	(611,471)

Operating income/(loss)	43,181	42,065	(138,174)

Results in associates(2)	516	2,048	4,286
Interest income from associates(2)	2,038	2,025	11,925
Interest income, other	258	13	1,475
Interest expense	(22,485)	(21,869)	(126,402)
Amortization of deferred charges	(1,906)	(1,868)	(9,040)
Gain or (loss) on Investments in debt and equity securities	1,862	2,071	(22,453)
Income (expense) related to non-designated derivatives	(2,809)	6,188	(29,703)
Other financial items	(1,128)	809	83,661
Taxes	—	—	—
Net income/(loss)	19,527	31,482	(224,425)

Basic earnings/(loss) per share ($)	0.16	0.27	(2.04)

Weighted average number of shares(3)	118,485,463	116,344,780	108,971,605
Common shares outstanding(3)	126,257,098	116,359,233	116,044,222

(1) ‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under U.S. GAAP, which for the three months ended June 30, 2021 was $10.0 million (three months ended March 31, 2021: $12.4 million; full year 2020: $60.6 million).
(2) Two of our affiliates were accounted for as ‘Investment in associates’ during the quarter. The contribution from these affiliates is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(3) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by SFL and will be returned on or before maturity of the Notes in 2021 and 2023, respectively, thus they are excluded in the calculation of earnings per share.

SFL CORPORATION LTD.
SECOND QUARTER 2021 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31,	Dec 31, 2020
(in thousands of $)	2021	2021	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	371,852	216,005	215,445
Restricted cash	5,866	8,009	8,953
Investment in marketable securities	22,805	21,246	28,805
Amount due from related parties	4,842	3,637	7,718
Investment in sales-type, direct financing & leaseback assets, current portion	41,508	40,916	55,420
Other current assets	49,884	44,289	40,095

Long term
Vessels and equipment, net	1,563,548	1,584,220	1,240,698
Vessels and equipment under finance lease, net	676,896	687,195	697,380
Newbuildings and vessel deposits	18,783	—	—
Investment in sales-type, direct financing & leaseback assets, long term	258,783	268,848	622,123
Investment in associates(2)	29,141	29,345	27,297
Amount due from related parties - long term(2)	125,000	124,562	123,910
Other long term assets	24,994	32,303	25,367

Total assets	$3,193,902	$3,060,575	$3,093,211

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	369,552	522,479	484,956
Amount due to related parties	1,329	2,012	2,724
Finance lease liability, current portion	50,025	49,451	48,887
Other current liabilities	39,321	36,133	39,964

Long term
Long term interest bearing debt, net of deferred charges	1,312,171	1,101,946	1,164,113
Finance lease liability, long term	498,823	511,565	524,200
Other long term liabilities	21,361	20,635	32,716

Stockholders’ equity	901,320	816,354	795,651

Total liabilities and stockholders’ equity	3,193,902	3,060,575	3,093,211

(1) Not including cash held by affiliates accounted for as ‘Investment in associates’.
(2) Two of our affiliates were accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as
‘Investment in associates’ and intercompany loans included within ‘Amount due from related parties, long term’

SFL CORPORATION LTD.
SECOND QUARTER 2021 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	2020
	2021	2021	(audited)

OPERATING ACTIVITIES
Net income/(loss)	19,527	31,482	(224,425)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,459	32,031	126,960
Vessel impairment charge	1,927	—	333,149
Adjustment of derivatives to fair value recognised in net income	1,024	(7,961)	20,432
(Gain) or loss on Investments in debt and equity securities	(1,862)	(2,071)	22,453
Results in associates	(516)	(2,048)	(4,286)
Loss (gain) on sale of assets and termination of charters	—	—	(4,144)
Repayment of Investment in sales-type, direct financing & leaseback assets	9,966	12,429	60,590
Other, net	1,112	(81)	(69,554)
Change in operating assets and liabilities	(4,673)	(789)	15,300
Net cash provided by operating activities	61,964	62,992	276,475

INVESTING ACTIVITIES
Additions to Investment in sales-type, direct financing & leaseback assets	—	—	(65,030)
Purchase of vessels and capital improvements in progress	(564)	(3,580)	(55,016)
Net investment in newbuildings and vessel deposits	(14,526)	(4,257)	—
Proceeds from sale of vessels and termination of charters	(519)	—	210,920
Disposal of subsidiary, net of cash disposed of	—	—	14,676
Cash received from (paid to) associates(1)	67	(655)	31,467
Other assets / investments	440	(132)	39,322
Net cash provided by/ (used in) investing activities	(15,102)	(8,624)	176,339

FINANCING ACTIVITIES
Repayments of finance lease liability	(12,167)	(12,071)	(68,599)
Proceeds from long and short term debt	201,000	51,000	397,231
Repayment of long and short term debt	(75,845)	(75,823)	(624,588)
Resale (repurchase) of Company bonds	(66,291)	(1,855)	(66,570)
Expenses paid in connection with securing finance	(3,127)	(446)	(4,752)
Payments for early settlements of interest rate swaps, net	—	—	(4,539)
Principal settlements of cross currency swaps, net	—	—	(11,706)
Cash received from share issuance	81,531	1,897	61,485
Cash dividends paid	(18,259)	(17,454)	(109,394)
Net cash provided by/ (used in) financing activities	106,842	(54,752)	(431,432)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	153,704	(384)	21,382
Cash, cash equivalents and restricted cash at beginning of period	224,014	224,398	203,016
Cash, cash equivalents and restricted cash at end of period	377,718	224,014	224,398

(1) Two of our affiliates were accounted for as ‘Investment in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these affiliates. The net cash balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2021 (UNAUDITED)

Please note that full preliminary accounts for River Box Holding Inc. (4x 19,000 TEU container vessels) and SFL Hercules Ltd (West Hercules) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended June 30, 2021

	River Box	SFL Hercules	Total
(in thousands of $)	Holding Inc	Ltd
Share presented	49.9%	100%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases)(1)	5,041	—	5,041
Charter revenues- operating lease	—	5,888	5,888
Interest expense, related party(2)	(568)	(900)	(1,468)
Interest expense, other	(3,748)	(1,309)	(5,057)
Other items(3)	258	(4,146)	(3,888)
Net income/(loss) (4)	983	(467)	516
(1) ‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under U.S. GAAP, which for the three months ended June 30, 2021 was $2.7 million (River Box Holding Inc, $2.7m; SFL Hercules Ltd, $0.0m)
(2) For the three months ended June 30, 2021, the Company recorded $2.0 million from these associates. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown.
(3) ‘Other items’ includes a reduction of the credit loss provision of $0.3 million for the three months ended June 30, 2021.
(4) ‘Net (loss)/ income’ from these affiliates appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of June 30, 2021

	River Box	SFL Hercules	Total
(in thousands of $)	Holding Inc (1)	Ltd
Share presented	49.9%	100%
Cash and cash equivalents	2,142	8,014	10,156
Vessel and equipment	—	263,924	263,924
Investment in direct financing leases including current portion	264,917	—	264,917
Other assets	—	1	1
Total assets	267,059	271,939	538,998

Short term and long term portions of interest bearing debt	—	177,692	177,692
Short term and long term portions of lease liability	226,609	—	226,609
Other current liabilities	1,344	1,544	2,888

Long term loans from shareholders, net(2)	22,455	80,213	102,668

Stockholder's equity(3)	16,651	12,490	29,141

Total liabilities and stockholder's equity	267,059	271,939	538,998
(1) 100% of River Box Holding Inc was deconsolidated on December 31, 2020 and the Company's 49.9% share is shown in the total above
(2) The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown.
(3) Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
SECOND QUARTER 2021 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Jun 30, 2021
(in thousands of $)	Company (excluding associates)	100% owned associates	49.9% owned associates

Net cash provided by operating activities	61,964	4,127	3,363
Non cash movements in other assets and liabilities	4,892	(448)	90
Interest related to Non- Designated Derivatives	1,785	—	—
Interest expense	22,485	1,309	3,748
Interest income, other	(25)	—	—
Interest (income) expense from associates	(2,038)	900	568

Adjusted EBITDA (1)	89,063	5,888	7,769

(1)‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.